UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Lee M. Brower

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States of America

                      5    SOLE VOTING POWER
  NUMBER                     991,673 **SEE ITEM 4
 OF SHARES
BENEFICIALLY          6    SHARED VOTING POWER
  OWNED B                    224,766 **SEE ITEM 4
    EACH
 REPORTING            7    SOLE DISPOSITIVE POWER
PERSON WITH:                 991,673 **SEE ITEM 4

                      8    SHARED DISPOSITIVE POWER
                             224,766 **SEE ITEM 4

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,216,439 **SEE ITEM 4

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
                                                                           [  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             3.7%

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             IN

                               Page 2 of 6 Pages

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

Item 1
     (a) Name of Issuer

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

     (b) Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2

     (a) Name of Person Filing

          This report is being filed by Lee M. Brower (the "Reporting Person").

     (b) Address of Principal Business Office or, if none, Residence

          The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

     (c) Citizenship

          The Reporting Person is a citizen of the United States of America.

     (d) Title of Class of Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

     (e) CUSIP  Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

      a) The Reporting Person beneficially owns or may be deemed to beneficially own 1,216,439 shares of Class A Common Stock as follows:
          55,000 shares of Class A Common Stock, and 1,161,439 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Lee M. Brower, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,216,439 shares of Class A Common Stock referenced above: 152,893 shares of Class B Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class B Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class B Common Stock held indirectly as the sole trustee of The JS Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of The JT Trust; 42,564 shares of Class B Common Stock held indirectly as the sole trustee of The CB Trust; 85,129 shares of Class B Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class B Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class B Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class B Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class B Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class B Common Stock held indirectly as the sole trustee of The RBZ Trust; 6,607 shares of Class B Common Stock held indirectly as the sole trustee of the LB Trust; 59,083 shares of Class B Common Stock held indirectly as the sole trustee of the LMB Trust; 59,083 shares of Class B Common Stock held indirectly as a co-trustee of The DPN Trust; 59,083 shares of Class B Common Stock held indirectly as a co-trustee of The GNT Trust; 25,000 shares of Class A Common Stock and 20,000 shares of Class B Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; and 31,600 shares of Class B Common Stock and

                               Page 3 of 6 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


          30,000 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,161,439 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, the Reporting Person would beneficially own or may be deemed to beneficially own 1,216,439 shares of Class A Common Stock which would constitute 3.7% of the number of shares of then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,161,439 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 1,216,439 shares of Class A Common Stock which would constitute 0.2% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,161,439 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, he would beneficially own or may be deemed to beneficially own 55,000 shares of Class A Common Stock and 1,161,439 shares of Class B Common Stock which would constitute 2.0% of the aggregate voting power of the Issuer and 1.4% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 991,673 shares of Class
          B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to vote or direct the vote, the Reporting Person would have sole power to vote or direct the vote of 991,673 shares of Class A Common Stock as follows: 152,893 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class A Common Stock held indirectly as the sole trustee of The JS Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The JT
          Trust; 42,564 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 85,129 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of the LB Trust; and 59,083 shares of Class A Common Stock held indirectly as the sole trustee of the LMB Trust.

          (ii) Assuming conversion of all outstanding 169,766 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 224,766 shares of Class A Common Stock as follows: 45,000 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; 61,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation; 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; and 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The GNT Trust.

                               Page 4 of 6 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


          (iii) Assuming conversion of all outstanding 991,673 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has sole power to dispose or direct the disposition, the Reporting Person would have sole power to dispose or direct the disposition of 991,673 shares of Class A Common Stock as follows: 152,893 shares of Class A Common Stock held indirectly as the sole trustee of The SNT Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The DVNM Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The CWN Trust; 3,304 shares of Class A Common Stock held indirectly as the sole trustee of The JS
          Trust; 59,083 shares of Class A Common Stock held indirectly as the sole trustee of The JT Trust; 42,564 shares of Class A Common Stock held indirectly as the sole trustee of The CB Trust; 85,129 shares of Class A Common Stock held indirectly as the sole trustee of The CM Trust; 170,258 shares of Class A Common Stock held indirectly as the sole trustee of The BCT Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The ST Trust; 85,130 shares of Class A Common Stock held indirectly as the sole trustee of The NJR Trust; 6,544 shares of Class A Common Stock held indirectly as the sole trustee of The RLS Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of The RBZ Trust; 6,607 shares of Class A Common Stock held indirectly as the sole trustee of the LB Trust; and 59,083 shares of Class A Common Stock held indirectly as the sole trustee of the LMB Trust.

          (iv) Assuming conversion of all outstanding 169,766 share of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by the Reporting Person, with respect to which he has shared power to vote or direct the vote, the Reporting Person would have shared power to vote or direct the vote of 224,766 shares of Class A Common Stock as follows: 45,000 shares of Class A Common Stock held indirectly as a co-trustee of The Sandra N. Tillotson Foundation; 61,600 shares of Class A Common Stock held indirectly as a co-trustee of The Craig S. Tillotson Foundation; 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The DPN Trust; and 59,083 shares of Class A Common Stock held indirectly as a co-trustee of The GNT Trust.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not  applicable.

Item 8.  Identification  and  classification  of  Members  of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.



                                Page 5 of 6 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Lee M. Brower
                                             By: Lee M. Brower
                                             Dated: February 10, 2000



                               Page 6 of 6 Pages